Exhibit 99.57

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Auditors’ Consent

We consent to the use in this Registration Statement of Brookfield Office Properties Canada (the “Trust”) on Form 40-F of (1) our report dated March 7, 2011, relating to the financial statements of the Trust for the years ended December 31, 2010 and 2009, (2) our report dated June 11, 2010, relating to the financial statements of Phase 2, Brookfield Place (Bay-Wellington Tower) for the year ended December 31, 2009, and (3) our report dated June 25, 2010, relating to the combined financial statements of BPP Carve-Out Portfolio for the years ended December 31, 2010 and 2009, appearing in Exhibits 99.1, 99.47 and 99.46, respectively, to this Registration Statement.

/s/ Deloitte & Touche LLP
Chartered Accountants
Licensed Public Accountants
December 29, 2011